SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files

November 30, 2007

EDAP TMS S.A.

Parc Activite La Poudrette Lamartine

4/6 Rue du Dauphine

69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .........X........ Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ............ No .....X....

This report on Form 6-K is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Form F-3, file number 333-136811.

Explanatory Note

The unaudited financial information furnished in this report on Form 6-K supplements the unaudited financial information furnished on Form 6-K on November 26, 2007. The unaudited financial information included herein does not amend or restate the information furnished on November 26, 2007.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of September 30, 2007 and December 31, 2006

(in thousands of euros unless otherwise noted)

ASSETS	Notes	09-30-2007 (UNAUDITED)	12-31-2006
Current assets
Cash and cash equivalents	2	4,812	9,894
Net Trade accounts and notes receivable		10,819	10,142
Other receivables		1,062	732
Inventories	3	4,399	3,766
Deferred tax assets		272	85
Prepaid expenses		595	744
Short-term investment		2,772	1,031
Total current assets		24,730	26,393

Property and equipment, net		4,027	3,211
Intangible assets, net		49	71
Goodwill		2,412	2,412
Deposits and other non-current assets		395	386
Total assets		31,613	32,473
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	4	1,890	1,308
Trade accounts and notes payables		4,961	4,718
Accrued expenses and other current liabilities		5,225	4,341
Current portion of capital lease obligations	5	537	436
Current portion of long term debt	6	77	123
Total current liabilities		12,690	10,926

Deferred revenues, non current		769	613
Capital lease obligations, non current	5	1,152	696
Long-term debt, non current		0	58
Deferred income taxes		0	0
Other long-term liabilities		704	880
Total liabilities		15,315	13,172
Shareholders’ equity
Common stock, €0.13 par value;
Common stock		1,251	1,212
Additional paid-in capital		25,734	25,476
Retained earnings		(6,225)	(2,835)
Cumulative other comprehensive loss		(3,057)	(3,016)
Treasujry stock		(1,405)	(1,508)
Total shareholders’ equity	7	16,298	19,300
Total liabilities and shareholders’ equity		31,613	32,473

1

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

For the periods ended September 30, 2007 and 2006

(in thousands of euros unless otherwise noted)

	Notes	9 months 2007	9 months 2006
Sales of goods		7,430	8,320
Sales of RPPs & leases		3,576	2,791
Sales of spare parts and services		4,210	4,152
Total sales		15,217	15,264
Warrants granted		0	0
Total net sales	8	15,217	15,264
Other revenues		82	116
Total revenues		15,299	15,379

Cost of goods		(4,713)	(4,815)
Cost of RPPs & leases		(1,603)	(1,153)
Cost of spare parts and services		(2,820)	(2,878)
Total cost of sales		(9,136)	(8,846)

Gross profit		6,163	6,533

Research and development expenses		(2,320)	(1,869)
Selling and marketing expenses		(3,935)	(3,533)
General and administrative expenses and Amortization		(3,561)	(3,084)

Non recurring operating (expenses)/income	9	306	(72)
Loss from operations		(3,348)	(2,024)
Interest income, net		11	88
Foreign currency exchange gain (loss), net		(217)	(330)
Other income (expense), net		14	(8)
Loss before taxes		(3,539)	(2,275)
Income tax (expense) benefit		148	(42)
Net loss		(3,391)	(2,316)
Basic loss per share		(0.37)	(0.26)
Diluted loss per share		(0.37)	(0.26)
Basic Weighted average shares outstanding		9,163,007	8,802,507
Diluted Weighted average shares outstanding		9,528,936	9,550,740

2

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the period ended September 30, 2007

(in thousands of euros unless otherwise noted)

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings	Cumula-tive Other Compre-hensive Income (loss)	Treasury Stock	Total
Balance as of December 31, 2006	8,817,007	1,212	25,476	(2,835)	(3,016)	(1,538)	19,300
Net loss				(3,391)			(3,391)
Translation adjustment					(41)		(41)
Warrants and stock options granted	346,000	39	258			133	430
Capital increase
Provision for retirement indemnities
Balance as of September 30, 2007 (UNAUDITED)	9,163,007	1,251	25,734	(6,225)	(3,057)	(1,405)	16,298

3

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the periods ended September 30, 2007 and September 30, 2006

(in thousands of euros unless otherwise noted).

	9 months 2007	9 months 2006
Cash flows from operating activities
Net loss	(3,391)	(2,316)
Adjustments to reconcile net loss to net cash used in operating activities:	765	1,260
Operating cash flow	(2,626)	(1,056)

Increase/Decrease in operating assets and liabilities:
Decrease/(Increase) in trade accounts and notes and other receivables	(1,079)	(2,760)
Decrease/(Increase) in inventories	(798)	399
Decrease/(Increase) in prepaid expenses	149
(Decrease)/Increase in trade accounts and notes payable	232	41
(Decrease)/Increase in accrued expenses, other current liabilities	965	772
Working Capital requirement :	(531)	(1,547)

Net cash used in operating activities	(3,157)	(2,604)

Cash flows from investing activities
Capitalized assets produced by the Company	(1,450)	(1,035)
Net proceeds from sale of leased back assets	1,192	292
Acquisitions of property and equipment and intangible assets	(406)	(174)
Acquisitions of short term treasury investments	(1,741)
Net proceeds from sale of assets	136
Others	(18)	173
Net cash (used in) provided by investing activities	(2,288)	(743)

Cash flow from financing activities
Proceeds from capital increase	352	5,235
Proceeds from long term borrowings	0	250
Repayment of long term borrowings	(102)	(102)
Repayment of obligations under capital leases	(437)	(354)
Increase/(decrease) in bank overdrafts and short-term borrowings	582	559
Net cash used in financing activities	395	5,588

Net effect of exchange rate changes on cash and cash equivalents	(31)	(17)
Net increase/(decrease) in cash and cash equivalents	(5,081)	2,223

Cash and cash equivalents at beginning of year	9,894	8,317
Cash and cash equivalents at end of year	4,812	10,540

4

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in thousands of euros unless otherwise noted, except per share data)

1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1-1 Nature of operations

EDAP TMS S.A. and its subsidiaries (‘‘the Company’’) are engaged in the development, production, marketing, distribution and maintenance of a portfolio of minimally-invasive medical devices for the treatment of urological diseases. The Company currently produces devices for treating stones of the urinary tract, benign prostatic hyperplasia and localized prostate cancer. Net sales consist primarily of direct sales to hospitals and clinics in France and Europe, export sales to third-party distributors and agents, and export sales through subsidiaries based in Italy and Asia.

The Company purchases the majority of the components used in its products from a number of suppliers but for some components, relies on a single source. Delay would be caused if the supply of these components or other components was interrupted and these delays could be extended in certain situations where a component substitution may require regulatory approval. Failure to obtain adequate supplies of these components in a timely manner could have a material adverse effect on the Company’s business, financial position and results of operation.

1-2 Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (‘‘US GAAP’’) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1-3 Consolidation

The accompanying consolidated financial statements include the accounts of EDAP TMS S.A. and all its domestic and foreign owned subsidiaries, which include Technomed Medical Systems S.A. (‘‘TMS S.A.’’), EDAP Technomed Inc., Edap Technomed Sdn Bhd, Edap Technomed Italia S.R.L, EDAP Technomed Co. Ltd. (formerly Nippon Euro Edap Technomed KK), EDAP S.A and EDAP Gmbh. Edap Technomed Sdn Bhd was incorporated in early 1997. Edap Technomed Co. Ltd. was created in late 1996. EDAP S.A. was incorporated in May 2000. EDAP Gmbh was created in July 2006. All intercompany transactions and balances are eliminated in consolidation.

1-4 Revenue recognition

Sales of goods:

For medical device sales with no significant remaining vendor obligation, payments contingent upon customer financing, acceptance criteria that can be subjectively interpreted by the customer, or tied to the use of the device, revenue is recognized when evidence of an arrangement exists, title to the device passes (depending on terms, either upon shipment or delivery), and the customer has the intent and ability to pay in accordance with contract payment terms that are fixed or determinable. For sales in which payment is contingent upon customer financing, acceptance criteria can be subjectively interpreted by the customer, or payment depends on use of the device, revenue is recognized when the contingency is resolved. The Company provides training and usually provides a one-year warranty upon installation. The Company accrues for the estimated training and warranty costs at the time of sale. Revenues related to disposables are recognized when goods are delivered.

Sales of RPPs and leases:

Revenues related to the sale of Ablatherm treatments invoiced on a ‘‘Revenue-Per-Procedure’’ (‘‘RPP’’) basis are recognized when the treatment procedure has been completed. If a contract of RPP includes a minimum number of treatments, as long as this level has not been reached, the revenue is

5

recognized on a linear basis over the contract period. Afterwards, the revenue is recognized when the treatment procedure has been completed. Revenues related to the leasing of devices are recognized on a linear basis.

Sales of spare parts and services:

Revenues related to spare parts are recognized when goods are delivered. Maintenance contracts rarely exceed one year and are recognized on a linear basis. Billings or cash receipts in advance of services due under maintenance contracts are recorded as deferred revenue.

1-5 Cash equivalents

Cash equivalents are cash investments which are highly liquid and have initial maturities of 90 days or less.

Cash investments with a maturity higher than 90 days are considered as short term investments.

1-6 Inventories

Inventories are valued at the lower of manufacturing cost, which is principally comprised of components and labor costs, or market (net realizable value). Cost is determined on a first-in, first-out basis for components and spare parts and by specific identification for finished goods (medical devices). The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow moving, first based on a detailed comparison between quantity in inventory and historical consumption and then based on case-by-case analysis of the difference between the cost of inventory and the related estimated market.

1-7 Treasury Stocks

Treasury Stocks purchases are accounted for at cost. The sale of treasury stocks is accounted for using the first in first out method. Gains on the sale or retirement of treasury stocks are accounted for as additional paid-in capital whereas losses on the sale or retirement of treasury stock are recorded as additional paid-in capital to the extent that previous net gains from sale or retirement of treasury stocks are included therein, otherwise the losses shall be recorded to accumulated benefit (deficit) account. Gains or losses from the sale or retirement of treasury stock do not affect reported results of operations.

1-8 Research and development costs

Research and development costs are recorded as an expense in the period in which they are incurred.

The French government provides tax credits to companies for annual increased spending for innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not utilized, are recoverable in cash.

1-9 Earnings per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share reflects potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The dilutive effects of the Company’s common stock options and warrants is determined using the treasury stock method to measure the number of shares that are assumed to have been repurchased using the average market price during the period, which is converted from U.S. dollars at the average exchange rate for the period.

1-10 New accounting pronouncements

Recently issued U.S. accounting standards

6

In September 2006, the FASB issued FASB Statement No. 157 Fair Value Measurements (“SFAS 157”). This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for fiscal years beginning after November 15, 2007. EDAP is currently evaluating the impact SFAS 157 will have on its financial position or results of operations.

In February 2007, the FASB issued FASB Statement No. 159: The Fair Value

Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (“SFAS 159”), which permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS 159, entities that elect the fair value option (on an instrument by instrument basis) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This Statement is effective for fiscal years beginning after November 15, 2007. EDAP is currently evaluating the impact SFAS 159 will have on its financial position or results of operations.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on EDAP’s present or future consolidated financial statements.

2—CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of the following:

	09-30-2007	12-31-2006
Total cash and cash equivalents	4,812	9,894
Short term investment	2,772	1,031
Total cash and short term investments	7,584	10,925

3—INVENTORIES

Inventories consist of the following:

	09-30-2007	12-31-2006
Components, spare parts	3,829	3,678
Work-in-progress	938	495
Finished goods	537	521
Total gross inventories	5,304	4,694
Less: provision for slow-moving inventory	(905)	(928)
Total	4,399	3,766

7

4—SHORT-TERM BORROWINGS

As of September 30, 2007, short-term borrowings consist of €871 thousand of account receivables factored and for which the Company is supporting the risk of non collection and loans in euros amounting to €1,019 thousand with the following conditions:

‘000 Euros	Amount	Maturation	Interest rate
TMS SA	225	December 21, 2007	Euribor + 0,5%
EDAP SA	517	December 21, 2007	Euribor + 0,5%
“	103	December 21, 2007	Euribor + 0,5%
“	155	December 21, 2007	Eonia + 0,5%
	1,000
Accrued interest	19
Total	1,019

5—CAPITAL LEASE OBLIGATIONS

The Company leases certain of its equipment under capital leases. At September 30, 2007, this equipment consists of medical devices for an amount of €1,652 thousand and vehicles for an amount of €37 thousand.

6—LONG-TERM DEBT

Long-term debt consists of the following:

	09-30-2007	12-31-2006
Japanese yen term loan	0	49
Italy	77	132
Total	77	181
Less current portion	(77)	(123)
Total long-term portion	0	58

Long-term debt at September 30, 2007 matures as follows:

2007	19
2008	58
Total	77

7—SHAREHOLDERS’ EQUITY

7-1 Common stock

As of September 30, 2007, EDAP TMS S.A.’s common stock consisted of 9,624,497 issued shares, fully paid, and with a par value of €0.13 each. 9,163,007 of the shares were outstanding.

7-2 Pre-emptive subscription rights

Shareholders have preemptive rights to subscribe on a pro rata basis for additional shares issued by the Company for cash. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

7-3 Dividend rights

8

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception. The Company has no plans to distribute dividends in the foreseeable future.

7-4 Treasury stock

As of September 30, 2007, the company had 461,490 shares of treasury stock, all acquired to cover outstanding stock options (see Note 7-5).

7-5 Stock-option plans

As of September 30, 2007, the 461,490 ordinary shares held as treasury stock were dedicated to serve stock purchase option plans as follows:

-

71,525 shares which may be purchased at a price of €3.81 per share and 10,212 shares which may be purchased at a price of €1.83 per share pursuant to the exercise of options that were granted in 1998 and in 1999 and are outstanding;

-

56,000 shares which may be purchased at a price of €2.08 per share and 6,425 shares which may be purchased at a price of €2.02 per share pursuant to the exercise of options that were granted in 2001 and in 2002 and are outstanding; and

-

197,000 shares which may be purchased at a price of €2.60 per share and 15,000 shares which may be purchased at a price of €2.78 per share pursuant to the exercise of options that were granted in 2004 and 2005.

As of September 30, 2007, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	Sept. 30, 2007		2006		2005
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on Janvier 1,	502,162	2.38	593,262	2.50	580,262	2.49
Granted					15,000	2.78
Exercised	(146,000)	1,88	(72,600)	3,20	(1,000)	1.62
Forfeited	-	-	(18,500)	2,60	(1,000)	3.81
Expired	-	-	-	-	-	-
Outstanding at end of period,	356,162	2.56	502,162	2.38	593,262	2.50
Exercisable at end of period,	306,162	2,76	405,162	2,73	409,652	2.45
Shares purchase options available for grant on September 30, 2007	0	-	0	-	0	-

9

The following table summarizes information about options to purchase Shares already held by the Company as treasury Shares, or to subscribe to new Shares, at September 30, 2007:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)

3.81	71,525	0.8	3.81	71,525	3.81
2.78	15,000	7.4	2.78	15,000	2.78
2.60	197,000	6.5	2.60	147,000	2.60
2.08(1)	56,000	4.3	2.08	56,000	2.08
2.02(2)	6,425	4.8	2.02	6,425	2.02
1.83	10,212	2.1	1.83	10,212	1.83
1.83 to 3.81	356,162	3.7	2.74	306,162	2.76
(1)

All the 56,000 options were granted on September 25, 2001 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on September 25, 2001 ($1 = € 1.085).

(2)	All the 6,425 options were granted on June 18, 2002 with an exercise price expressed in U.S. dollars ($1.92) and converted here to euros based on the noon buying rate on June 18, 2002 ($1 = € 1.0545).

The Company applies FAS 123R on Share Based Payments (FAS 123R) and its related interpretations in accounting for its employee stock options.

7-6 Warrants granted to certain employees

As of December 18, 2002, the shareholders of two of the Company’s wholly owned and fully consolidated subsidiaries, TMS S.A. and EDAP S.A., authorized the respective Boards of Directors to grant certain Senior Executive Officers warrants to subscribe to an aggregate of 604,538 new shares of TMS S.A.’s and EDAP S.A.’s common stock.

As of September 30, 2007, none of those warrants had been exercised and they were all canceled.

8—NET SALES

Net sales consist of the following:

	9 months 2007	9 months 2006

Sales of goods	7,430	8,320
Sales of RPPs & Leases	3,576	2,791
Sales of spare parts & services	4,210	4,152
Total sales	15,217	15,264
Warrants granted	-	-
Total net sales	15,217	15,264

Warrants

On February 25, 2004, the Company entered into a distribution agreement with HealthTronics granting it, among other things, (i) the right to begin clinical trials in the U.S. with the Ablatherm, (ii) the right to seek PMA for the Ablatherm from the FDA and (iii) exclusive Ablatherm distribution rights in the United States, when and if a PMA is granted. Under the terms of the distribution agreement, the Company

10

also agreed to grant HealthTronics 1 million warrants on January 28, 2005, each entitling HealthTronics to purchase a share of the Company at a price of U.S.$1.50 upon their vesting. The distribution agreement allowed HealthTronics to exercise specified numbers of warrants as it meets various specified milestones set out in the distribution agreement, some of which relate to HealthTronics’s commitment to purchase a specified number of lithotripter units and others which relate to completion of various stages of the clinical trials and the regulatory process leading to the PMA for the Ablatherm.

In accordance with EITF 96-18, the company accounts for the warrants issued to HealthTronics under the distribution agreement based upon the fair value of the warrants, measured at the date of milestone achievement, as there is no performance obligation from HealthTronics. The related amount, which is a non-cash charge, is then recorded as a reduction of revenue. On December 29, 2005, HealthTronics, through its subsidiary, and EDAP TMS entered into an amendment to the distribution agreement. HealthTronics wishes to focus its efforts on obtaining the PMA for Ablatherm and on developing the HIFU market potential on the US territory, and does not want to pursue the distribution of EDAP's lithotripters in the US, therefore the parties decided to amend the terms and conditions of the contract. From then, no more warrants were directly linked to the purchase of additional lithotripters and revenues from the sales of lithotripters have not been impacted by warrants.

Following the termination of this distribution agreement, HealthTronics exercised 200,000 warrants in April 2007, and the remaining 800,000 were cancelled.

9—OPERATING NON RECURRING (EXPENSES)/INCOME

In 2007, the Company recorded other net income of €306 thousand, as the net result as of September 30 of a portion of the compensation resulting form the termination of the distribution agreement with HealthTronics, in the form of Lithotripsy and HIFU machines and equipments being given to EDAP.

10—SEGMENT INFORMATION

In July of fiscal year 2002, the Company announced an organizational realignment that created two operating divisions within the Company. For reporting purposes, this organizational realignment created three reporting segments: the holding company, EDAP TMS S.A., the High Intensity Focused Ultrasound division and the Urological Devices and Services division.

In January 2007, the Company announced that a fourth segment was created, named FDA, to report the on the clinical activity pursuing the FDA approval for the Ablatherm. In addition and for the purpose of a better understanding of the economic performance of each segment, all 4 segments were now reported in direct contribution method, thus taking out the Consolidation column that was previously needed to eliminate inter company flows. The following tables set forth the key income statement figures, by segment for fiscal years 2007 and 2006.

11

Segment operating profit or loss are determined in accordance with the same policies as those described in the summary of significant accounting policies except that interest income and expense, current and deferred income taxes, are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

In ‘000 euros	9 months 2007	9 months 2006
Segment operating loss	(3,348)	(2,024)
Interest income, net	11	88
Foreign Currency exchange (losses) gains, net	(217)	(330)
Other income, net	14	(8)
Income tax (expense) credit	148	(42)
Consolidated net loss	(3,391)	(2,316)

A summary of the Company’s operations by business unit is presented below for periods ending September 30, 2007 and 2006:

In ‘000 euros	HIFU Division	UDS Division	EDAP TMS FDA	EDAP TMS Corporate	Total consolidated
9 months 2007
Sales of Goods (incl. consumables)	2,236	5,194			7,430
Sales of RPPs & Leases,	2,886	690			3,576
Sales of Spare Parts & Services	1,161	3,049			4,210
Total Net Sales	6,283	8,933			15,217
Other Revenues	44	38			82
Total Revenues	6,327	8,972			15,299
Gross Profit	3,677	2,486			6,163
Research & Development	(930)	(818)	(573)		(2,320)
SG&A + Depreciation	(2,892)	(2,511)	(515)	(1,578)	(7,496)
Non recurring profit/(expenses)			306		306
Operating income (loss)	(145)	(843)	(782)	(1,578)	(3,348)

In ‘000 euros	HIFU Division	UDS Division	EDAP TMS FDA	EDAP TMS Corporate	Total consolidated
9 months 2006
Sales of Goods (incl. consumables)	2,066	6,254			8,320
Sales of RPPs & Leases,	2,160	631			2,791
Sales of Spare Parts & Services	950	3,202			4,152
Total Net Sales	5,176	10,088			15,264
Other Revenues	55	61			116
Total Revenues	5,231	10,148			15,379
Gross Profit	3,186	3,348			6,533
Research & Development	(1,155)	(714)			(1,869)
SG&A + Depreciation	(2,442)	(2,882)		(1,292)	(6,617)
Non recurring profit/(expenses)				(72)	(72)
Operating income (loss)	(411)	(248)		(1,364)	(2,024)

12

11—SUBSEQUENT EVENTS

On October 30, 2007, the Company announced a private placement of 9% senior unsecured convertible bonds due 2012 and 6-year warrants, which are convertible and exercisable, respectively, into ordinary shares of the Company, nominal value €0.13 each, resulting in gross proceeds of $20 million, for the purpose of financing the PMA approval process for the HIFU Ablatherm device in the US.

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : November  30, 2007

EDAP TMS S.A.

/S/ MARC OCZACHOWSKI

MARC OCZACHOWSKI

CHIEF EXECUTIVE OFFICER